FOR IMMEDIATE RELEASE:	October 31, 2008

Atna Reports Third Quarter Progress at Pinson Gold Project, Nevada

Golden, CO - Atna Resources Ltd. (“Atna”) - (TSX:ATN), is pleased to report activity at the Pinson Gold Mine in Humboldt County, Nevada. Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold, spent US$5.0 million on drilling and development activities at Pinson in the third quarter of 2008 bringing their total project-to-date expenditures to US$18.2 million. PMC may earn a 70 percent interest in the project by spending a total of US$30 million by April 6, 2009, which would result in Atna retaining a 30 percent interest.

PMC started work during the quarter on an internal resource estimate to include all mineralization for both open pit and underground mining potential. This work is to incorporate rigorous quality control checking of existing drilling databases including twinning of questionable drill holes with new drilling. At a later date, Atna may prepare an NI 43-101 compliant resource estimate by validating the work completed by PMC. In addition, a preliminary scoping level report on open pit slope angles was completed during the quarter by Golder Associates with recommendations for further study. Construction of a mineralized material stockpile area, settling ponds and associated pipelines has commenced and are expected to be completed in November 2008. Additional water rights are being obtained to facilitate further dewatering of the resource zone for deepening of underground workings. A new underground mining contractor has been retained and is in the process of mobilizing a crew and equipment to the site.

A total of eight drills were active on the property during the quarter: two water well rigs, two surface RC drills, two surface diamond core drills, and two underground core drills. The water well drills completed two de-watering wells and started a third. The RC drills concentrated on drilling pilot holes for the water wells, and drilling on the Range Front, MAG and CX resource zones. The surface diamond drills targeted the Range Front, CX and MAG zones, while the underground diamond drills are in-fill drilling on the Ogee and Range Front zones. Forty seven drill holes were completed and five were in progress at the end of the quarter. A total of 9,895 feet of RC drilling and 17,122 feet of core were completed. Assay summaries were received from PMC on 13 drill holes. Significant results from that drilling follows:

Drill Hole No.	From (ft)	To (ft)	Length (ft)	Gold (oz/t)	Zone/Comment
BRFC-036	840	855	15	0.601	RC water well pilot hole
and	870	896	25	0.753
and	1140	1340	200	0.567	Possible down-hole contamination
OG3-155-3	37	42	5	0.139	Ogee in-fill drilling
and	165	173	8	0.215
OG3-155-4	206.2	222.5	16.3	0.177	Ogee in-fill drilling
OG4-155-2	97	109.5	12.5	0.583	Ogee in-fill drilling
and	132.5	142.3	9.8	0.154
OG5-155-2	152	181	29	0.582	Ogee in-fill drilling
OG5-155-3A	175	187	12	1.02	Ogee in-fill drilling
*Intercepts do not represent true widths.

Qualified persons

All sample preparation and gold assays in this press release were completed by American Assay Laboratories in Reno, Nevada, an independent analytical laboratory with a Certificate of Laboratory Proficiency PTP-MAL from the Standards Council of Canada. Gold assays were completed by standard fire assay methods with an atomic absorption finish or a gravimetric finish for higher grade samples. Pinson Mining Company has instituted a rigorous QA/QC protocol which includes certified assay standards and blanks, replicates, and duplicate samples which bolsters American Assay's own internal QA/QC program.

This press release reports information provided by PMC which was reviewed by William Stanley, V.P. Exploration of Atna, a Licensed Geologist and Qualified Person who has the ability and authority to verify the authenticity and validity of information contained within this news release. Assay intercepts reported above are those reported by PMC to the company and PMC is responsible for the content of this section of this news release.

About Atna

Atna Resources Ltd. is building a successful gold mining company dedicated to responsible gold production and the creation of sustainable value for shareholders, employees and communities. Atna's professional management team is committed to integrity and creating a performance driven culture dedicated to safety and environmental responsibility.

Atna’s gold development operations are well funded with over US$20 million cash on hand. The primary focus of the Company is the re-start of mining operations and gold production at the Briggs Mine in Inyo County, California, by the end of first quarter of 2009. In addition, the Company is well advanced on permitting efforts at the Reward Gold Project near Beatty, Nevada, and controls a 70 percent interest in the Pinson Gold Mine near Winnemucca, Nevada. Atna controls the Columbia Gold Project in Montana and enjoys a carried position in nine exploration ventures in North America and Chile.

Forward-looking statements

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the status of work programs and budgets at the Pinson Gold Project and relating to the timing of placing the Briggs Mine into operation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the above-reported new drill results data will ultimately not contribute to an improved optimization study; the Company’s consultants will not be able to complete NI 43-101 compliant technical reports without conducting significant additional investigations of the Company’s property; the Company might encounter problems such as the significant depreciation of metals prices, changes in equity ownership, accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans that will prevent it from restarting mining operations at the Pinson Gold Project; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION:

Additional information on Atna Resources Ltd. and the Pinson Gold Project is available on our website at www.atna.com or contact:
James Hesketh, President and COO (303) 278-8464
Valerie Kimball, Corporate Communications (303) 278-8464